August 16, 2011

FILED VIA EDGAR

Ms. Mara L. Ransom

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:    Responses to the Review Comment Letter dated August 2, 2011

NSTAR
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-14768

Dear Ms. Ransom:

The following are our responses to the Commission's Review Comment Letter referenced above in connection with the NSTAR Form 10-K for the fiscal year ended December 31, 2010 and Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2010.  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR acknowledges that (i) NSTAR is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments and any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NSTAR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures, page 128

Comment 1:

We note that your Chief Accounting Officer, R. J. Weafer, Jr., signed the filing on behalf of the company, but there is no indication that he separately signed in his capacity as your principal accounting officer.  Please confirm your understanding that in future filings Mr. Weafer, or the applicable officer, must separately sign in his capacity as your principal accounting officer in addition to signing on behalf of the company.  See General Instruction D to Form 10-K.

Response 1: In future filings, NSTAR will add a separate signature for Mr. Weafer indicating his capacity as Principal Accounting Officer.

Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2010

Executive Officers, page 5

Comment 2:

Please expand your disclosure regarding Christine M. Carmody to provide a brief explanation of her positions and responsibilities for the past five years.  We noted that your disclosure currently only covers the past three years.  See Item 401(e)(1) of Regulation S-K.

Response 2:

Ms. Carmody is the only member of our senior executive team with less than five years served in her current position.  In future filings NSTAR will include a chronological presentation of the positions that an individual has held within the company, as shown below in bold type, to make clear that their previous position together with the current position encompasses five years of employment history.

Name of Officer	Position and Business Experience	Years in Current Position	Years as an Executive Officer	Age at April 29, 2011

Thomas J. May	Chairman, President, Chief Executive Officer and a Trustee	16	24	64
James J. Judge	Senior Vice President and Chief Financial Officer	15	15	55
Douglas S. Horan	Senior Vice President – Strategy, Law & Policy, Secretary and General Counsel	15	15	61
Werner J. Schweiger	Senior Vice President – Operations	9	9	51
Joseph R. Nolan Jr.	Senior Vice President – Customer & Corporate Relations	10	10	48
Christine M. Carmody	Senior Vice President – Human Resources; Previously Vice President of Organizational Effectiveness*	3	3	48
Robert J. Weafer, Jr.	Vice President, Controller and Chief Accounting Officer	22	22	64
* Ms. Carmody was elected Senior Vice President – Human Resources in August 2008; she had served as Vice President of Organizational Effectiveness from July 2006 to August 2008.

Item 11 – Executive and Trustee Compensation, page 6

Annual Incentive Compensation, page 8

Comment 3:

Please expand your Annual Incentive Compensation discussion to disclose the specific quantitative targets you established per your discussion on page eight.  Specifically, we note that your disclosure indicated that you established quantifiable targets related to earnings per share, credit ratings, operating performance results, customer service quality and safety.  We further note that your discussion on page nine indicates that several of these targets were met or exceeded, but it does not appear you disclosed the targets.

Response 3: In future filings NSTAR will expand its discussion, as set forth below, so that those metrics with specific quantitative targets are disclosed. The expanded disclosures are presented in bold type.

Annual Incentive Compensation

Performance Assessment Process.  The Committee established several corporate performance goals in January 2010, based on the operating plan approved by the Board of Trustees.  These included goals with quantitative targets and others that do not lend themselves to specific metrics, but which relate to critical initiatives which were seen by the Committee to be of significant importance.  Performance goals related to earnings per share, credit ratings, operating performance results, customer service quality and safety include quantifiable targets.  These targets are set forth in the section entitled “Performance Assessment Results”.  The goals related to regulatory, environmental and energy supply matters are not as quantitative, and are ~~set by~~ based on the Committee’s ~~based on its~~ judgment of how well the Company and the executive should perform.  All of the goals for 2010 are described below.  At the end of the year, management prepared a comprehensive review of the Company’s performance for the year. Based on that analysis, the Chief Executive Officer recommended to the Committee payouts for each executive based on the Company's overall corporate performance and achievement of the performance goals, along with his assessment of the executive’s individual and team performance.  In making incentive awards, the Committee did not use pre-determined or quantifiable formulas based on the degree of achievement of performance metrics.  The Committee uses its discretion to consider many factors, including the difficulty of achieving such goals and the executive’s individual contribution to their successful achievement.  The Committee also may exercise discretion in making an award absent the attainment of a performance goal, as many of the goals are interdependent and are considered both individually and in relation to each other.  The Committee established Annual Incentive Plan target award levels for each executive in January 2010 based on the benchmarked group and market data described above.  The target award levels are expressed as a percentage of each Named Executive Officer’s base salary. For each of the Named Executive Officers in 2010, target award levels ranged from 45% to 100% of base salary.  Depending on individual performance, awards may be made within a range of 0% to 200% of target. The maximum award is 200% of base salary. The Chief Executive Officer’s annual target award level was set at 100% of base pay for 2010.

Performance Assessment Results.  At its January 24, 2011 meeting, the Committee reviewed all of the financial and operational performance goals established at the beginning of 2010.  The Committee’s consideration of each of these goals is described below.

Financial Goals

•

The Company successfully executed its Operating Plan by the achievement of increased earnings, reporting total earnings per share of $3.35 for 2010 and adjusted earnings of $2.56, (excluding the gain on sale of MATEP, the one-time RCN Tax Settlement charge and merger-related costs), which exceeded the Company’s earnings per share target of $2.49;

•

The Company’s common share dividend was increased in November 2010 by 6.3%, exceeding the target of outperforming the Edison Electric Institute (“EEI”) Industry average, ~~of~~ which was 4.0%;

•

The Company achieved a positive total return to Shareholders for the fourteenth consecutive year, being the only company in any industry to do so. Cumulative total shareholder returns for the past one, three, five and ten year periods totaled 19.7%, 32.8%, 81.1% and 205.6%, respectively, considerably outperforming the industry and the market over each of those time periods;

•

The Company’s pension plan asset investment performance of 13.2% was in line with the median return for large corporate plans; and

•

The Company’s “A+” credit rating in 2010 was the highest of any investor-owned utility, as reported by EEI and was in excess of the average credit rating of “BBB” for the industry and exceeded the target of “A Level”.  This strong financial position continued to provide the Company with uninterrupted access to the capital and commercial paper markets; the Company’s average commercial paper borrowing rate of 23 basis points was the lowest compared to its peers for the second consecutive year.

Operational Goals

•

The Company met all state regulatory requirements with regard to system reliability and in most instances achieved or exceeded the goals established by the Committee at the beginning of the year:

o

average months between service interruptions equaled 14.9 months, exceeding the target of 13 months;

o

99.6% of the time the Company responded to gas customer emergency calls within 60 minutes, exceeding the target of 99.3%; and

o

electric service outage restoration time of 97.3 minutes was in the top quartile compared to the Company’s peers, although behind the aggressive target of 77 minutes.

•

Despite continuing ~~its~~ emphasis on safety awareness, the Company did not~~, however,~~ meet ~~all~~ its 2010 safety targets as 25 lost time injuries were recorded compared to a target of 23.

•

Regarding customer service goals, the Committee found that all targets were achieved and that the Company’s performance was within the first quartile compared to its peers:

o

99% of meters were read on time, exceeding the 98.3% target; and

o

85.6% of customer calls were answered within 30 seconds, exceeding the 82% target.

•

The Company also implemented a new State approved three-year Energy Efficiency Program with first year performance that exceeded its aggressive targets and represented superior performance compared to other Massachusetts utilities. The Program measures benefits to customers using targeted energy savings ($485 million) and net cost effectiveness benefits ($341 million).  In the aggregate our Energy Efficiency Programs achieved 103% of the overall targets in 2010.  ~~which resulted in an increase in incentive revenues over 2009~~

•

The Company successfully executed the regulatory, environmental and energy supply goals established by the Committee.

If you have any questions regarding these responses or require further information, please contact John M. Moreira, Director of Financial Reporting,  at (781)441-8887, Richard J. Morrison, Associate General Counsel and Assistant Corporate Secretary, at (617) 424-2111 or the undersigned at (781) 441-8801.

Sincerely,
/s/ ROBERT J. WEAFER, JR.
Robert J. Weafer, Jr.
Vice President, Controller and
Chief Accounting Officer (Principal Accounting Officer)